EXHIBIT 11

GRACO INC. AND SUBSIDIARIES

COMPUTATION OF NET EARNINGS PER COMMON SHARE

(Unaudited)

	Thirteen Weeks Ended
	March 28, 2003	March 29, 2002
	(in thousands except per share amounts)

Net earnings applicable to common shareholders
for basic and diluted earnings per share	$18,194	$15,546

Weighted average shares outstanding for basic
earnings per share	47,233	46,959

Dilutive effect of stock options computed using the
treasury stock method and the average market price	666	921

Weighted average shares outstanding for diluted
earnings per share	47,899	47,880

Basic earnings per share	$ 0.39	$ 0.33

Diluted earnings per share	$ 0.38	$ 0.32